SECU




20008388

OMB APPROVAL
OMB Number: 3235-0123
Expires: August 31, 2020
Estimated average burden
hours per response......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66184

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 AND ENDING 12/31/2019

                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Edgewater Capital LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

6 Hutton Centre Dr. #860

(No. and Street)

South Coast Metro   CA   92707

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Christopher Alexander Kramer   714-380-3300

                                                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jennifer Wray CPA PLLC

(Name – *if individual, state last, first, middle name*)

16418 Beewood Glen Dr.   Sugar Land   TX   77498

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher Alexander Kramer _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Edgewater Capital LLC _____, as of December _____, 20<u>19</u>, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

President
Title

_____
Notary Public

JOE D. LOWELL
COMM...2166306
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
My Term Exp. October 28, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).**

Edgewater Capital, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2019

Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the member of
Edgewater Capital LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Edgewater Capital LLC as of December 31, 2019, the related statements of income, changes in member's equity, and cash flows for the 2019 then ended, and the related notes and schedules. In our opinion, the financial statements present fairly, in all material respects, the financial position of Edgewater Capital LLC as of December 31, 2019 and the results of its operations and its cash flows for the 2019 then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Edgewater Capital LLC's management. Our responsibility is to express an opinion on Edgewater Capital LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Edgewater Capital LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I on the pages 11 has been subjected to audit procedures performed in conjunction with the audit of Edgewater Capital LLC's financial statements. The supplemental information is the responsibility of Edgewater Capital LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jennifer Wray CPA PLLC

We have served as Edgewater Capital LLC's auditor since 2019.

Sugar Land, Texas

Feb 21, 2020

Edgewater Capital, LLC
Statement of Financial Condition
December 31, 2019

Assets

Cash	$	9,111
Accounts receivable		600
FINRA Deposit		413
Total Assets		$ 10,123

Liabilities and Members' Equity

Liabilities

Accounts payable and accrued liabilities	$	0
Accrued Taxes	800	
Total Liabilities		0
Members' Equity		9,323
Total Liabilities and Members' Equity		$ 10,123

See accompanying notes to financial statements

Edgewater Capital, LLC
Statement of Income
For the Year Ended December 31, 2019

Revenues

Administrative fee income	$4,800
Expense Reimbursement	410
Total Revenues	<u>5,210</u>

Expenses

Salaries- officers	5,100
Professional fees	13,238
Regulatory fees	1,583
Rent	1,260
All other expenses	<u>8,932</u>
Total Expenses	30,113
Income Before Tax Provision	(24,904)
Income Tax Provision	<u>800</u>
Net Income	<u>$ (25,704)</u>

See accompanying notes to financial statements

Edgewater Capital, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2019

	Total
Balance, December 31, 2018	$ 39,027
Net Income	(25,704)
Member distributions	(12,000)
	8,000
Additional Paid in Capital	
Balance, December 31, 2019	$ 9,323

See accompanying notes to financial statements

5

Edgewater Capital, LLC
Statement of Cash Flows
January through December 2019

Cash Flows from Operating Activities:	
Net income	$ (25,704)
Changes in operating assets and liabilities:	
Accounts receivable	8,480
Deposits	(413)
Income taxes payable800	
Due to Affiliates	0
Net cash provided (used) by operating activities	(17,637)
Cash Flows from Investing Activities	
Cash Flows from Financing Activities:	
Capital distribution	(12,000)
Capital Contribution	8,000
Net Cash used by Financing	(4,000)
Net increase in cash	(21,637)
Cash at beginning of period	29,947
Cash at end of period	$ 9,111
Supplemental Cash Flow Information	
Cash paid for interest	$ -
Cash paid for income tax	$ 1,334

Note 1 – Organization and Nature of Business

Edgewater Capital, LLC (the "Company") was incorporated in the State of California on August 18, 2003. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Broker or dealer selling tax shelters or limited partnerships in primary distributions
- Private placement of securities
- Other financial advisory services

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k) (2) (i), the company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition - Investment banking revenue is recognized in the form of success fees that are earned upon the closing of the transaction, or completion of the assignment. Advisory fees are recognized when non- refundable retainers are invoiced in accordance with written terms of its engagement agreements. Due to the nature of the Company's business, the size of any one transaction may be significant to the Company's operations for the period.

Edgewater Capital, LLC
Notes to Financial Statements
December 31, 2019

Note 2...(continued)

Income Taxes - The Company, with consent of its Members, elected to be a California Limited Liability Company until July 31, 2018. Effective August 1, 2018, with the consent of its Member, the Company elected to be taxed as an S corporation. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Member is taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has a similar treatment, although there exists a provision for a minimum Franchise Tax of $800.

The accounting principles generally accepted in the United States of America provide accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2015 to the present, generally for three years after they are filed.

Note 3 - Fair Value

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Note 4 – Related Party

The Company has an expense sharing agreement with Shoreline Capital, Inc. owned by Christopher Kramer, as an individual (the "Affiliate"). Under this arrangement, the Company pays the Affiliate for use of its facilities, administrative and personnel costs relating to the Company. In addition, the Company pays the Affiliate for costs associated with computer maintenance, equipment rental, postage, outside services, telephone, and utilities. During the year, the Company paid the Affiliate $7,203 of recurring expenses in accordance with the terms of the agreement broken down as follows:

Occupancy	$ 1,260
Other administrative expenses	843
Personnel	5,100
Total occupancy and personnel expense	$ 7,203

It is possible that the terms of certain of the related-party transactions are not the same as those that would result from transactions among wholly unrelated parties. At December 31, 2019, the Company owed the Affiliate $0.

Edgewater Capital, LLC
Notes to Financial Statements
December 31, 2019

Note 5 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2019, the Company had net capital of $8,311 which was $3,311 in excess of its required net capital of $5,000. The Company's net capital ratio was 1.51 to 1.

Any additional capital contributions necessary to meet regulatory requirements will be made by the owner as needed consistent with past practice. Notwithstanding the foregoing, Management expects the Company to be profitable in 2020 and does not expect additional capital contributions to be required.

Note 6 – Income Taxes

The Company was subject to a minimum state income tax of $800. For the year ended December 31, 2019, the Company recorded the minimum liability company income tax of $800.

Note 7- Operating Leases

The Company leases its premises from a related party (See note 4). Rent expense for the year ended December 31, 2019 was $1,260.

Note 8 – Exemption from the SEC Rule 15c3-3

Rule 15c3-3(k)(2)(i) provides an exemption from the SEC's so-called "customer protection rule" for firms that: carry no margin accounts; promptly transmit all customer funds and deliver all securities received in connection with their broker-dealer activities; do not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuate all financial transactions with customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers" of the Company.

Note 9 – SIPC Supplementary Report Requirement

The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e) (4) for fiscal year ended December 31, 2019 because the Company's SIPC Net Operating Revenues are under $500,000.

Note 10 – Concentration of Revenue

One customer makes up 100.0% of the current year revenue.

Note 11 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2019 through February 21, 2020, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Edgewater Capital, LLC
Computation of Schedule I - Net Capital Requirements Pursuant
To Rule 15c3-1
December 31, 2019

Computation of Net Capital

Total ownership equity from statement of financial condition	$ 9,323
Nonallowable assets:	
Accounts receivable	(600)
FINRA Deposit	(413)
Net Capital	$ 8,311

Computation of Net Capital Requirements

Minimum net aggregate indebtedness - 6.67% of net aggregate indebtedness	$ 0
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
Excess Capital	$ 3,311
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 3,311
Computation of Aggregate Indebtedness	
Total liabilities	$ 0
Aggregate indebtedness to net capital	0

There was no material difference between net the capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2019 except the accrual of state income tax of $800.

Jennifer Wray CPA PLLC

16418 Beewood Glen Dr Sugar Land, TX 77498 Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Edgewater Capital LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Edgewater Capital LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Edgewater Capital LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (exemption provisions) and (2) Edgewater Capital LLC stated that Edgewater Capital LLC met the identified exemption provisions for the period January 1, 2019 to December 31, 2019 without exception. Edgewater Capital LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Edgewater Capital LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Jennifer Wray CPA PLLC

Sugar Land, Texas.

Feb 21, 2020

12/31/2019

Jennifer Wray, CPA
16418 Beewood Glen Dr.
Sugar Land, TX 77498

Re: SEA Rule 17a-5(d) (4) Exemption Report

Dear Ms. Wray:

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3 (k) (2) (i) the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

Edgewater Capital, LLC met the Section 204, 15c3-3 (k) (2) (i) exemption for the period January 1, 2019 to December 31, 2019.

Sincerely,

Christopher Kramer

CEO, Edgewater Capital, LLC